Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HSBC Holdings plc

We consent to the use of our report dated 23 February 2015, with respect to the consolidated balance sheets of HSBC Holdings plc and its subsidiary undertakings as of 31 December 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 31 December 2014 and the effectiveness of internal control over financial reporting as of 31 December 2014, included in the 31 December 2014 Annual Report on Form 20-F of HSBC Holdings plc and incorporated herein by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the prospectus.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, England

27 February 2015